

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2014

Sam Dawson
President & Chief Executive Officer
Southside Bancshares, Inc.
1201 South Beckham Avenue
Tyler, Texas 75701

> **Re:** **Southside Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 16, 2014**
> **File No. 333-196817**

Dear Mr. Dawson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Joint Proxy Statement/Prospectus Cover Page

1. Disclose the percentage of the combined company to be held by OmniAmerican shareholders following the merger.

Summary

The Mergers
The Merger Consideration, page 10

2. Please provide a tabular presentation of the dollar value of the merger consideration per share of OmniAmerican stock on the date prior to announcement and as of the most recent practicable date.

3. Disclose here, or in another appropriate place in the summary, how Southside will fund the cash portion of the merger consideration.

Interests of OmniAmerican's Directors and Executive Officers in the Mergers, page 13

4. Please expand the first two bullets point to quantify the aggregate amount to be paid. In the third bullet, quantify the total aggregate severance amounts.

Federal Income Tax Considerations, page 16

5. Please revise this section and the subheading to state that tax counsel opined that the mergers will be treated as a Section 368(a) reorganization and that the stock merger consideration will be tax free to shareholders. In addition, state that you filed the opinions as exhibits to the registration statement.

The Mergers, page 48

6. Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

7. Please revise the registration statement to disclose all material non-public information provided by Southside to OmniAmerican or its financial advisor or by OmniAmerican to Southside or its financial advisor.

Background of the Mergers, page 48

8. Please revise the second full paragraph on page 53 to disclose which party requested the accelerated vesting and payouts for the options, restricted stock, and the bonus awards.

Opinion of Southside's Financial Advisor, page 61

9. Please expand the compensation disclosure on page 72 to disclose the aggregate compensation received by KBW in the past two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Opinion of OmniAmerican's Financial Advisor, page 72

10. Please expand the compensation disclosure on page 84 to disclose the aggregate compensation received by Sandler in the past two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Employment Agreements with Southside, page 88

11. Please revise to disclose if the employment agreements provide for increases in the salaries and total compensation of the affected employees.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, page F-11

12. We note from your pro forma adjustments A and B on page F-12 that you are funding the cash portion of the merger in part through the sale of AFS securities resulting in a $126.25 million increase in cash. Please amend your pro forma disclosures, including the introductory paragraphs and notes to the pro forma financial statements, and other relevant sections of your filing to provide enhanced and prominent disclosure of your planned sale of AFS securities.

13. Please amend your income statement pro forma footnote disclosures on page F-14 and other relevant sections of your pro forma financial statements to disclose the expected useful lives or amortization periods of significant assets and liabilities to be acquired.

14. Please tell us and amend your filing to explain the reasons for pro forma adjustment S to reflect changes to loan loss provisions totaling $500 thousand and $2 million for the three-months ended March 31, 2014 and fiscal year ended December 31, 2013, respectively. Additionally, please tell us how this adjustment is directly attributable to the transaction, expected to have a continuing impact, and factually supportable pursuant to Rule 11-02 (b)(6) of Regulation S-X.

Exhibits

15. Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff's review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John A. Spitz Staff, Accountant, at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services